Exhibit 99.1

Digital Currency X Technology Inc. Regains Compliance with Nasdaq Bid Price Requirement and Hearing Cancelled

New York, February 20, 2026 – Digital Currency X Technology Inc. (Nasdaq: DCX) (the “Company”), a pioneering digital asset treasury management company, today announced that it received a written notification from The Nasdaq Stock Market LLC , dated February 17, 2026, confirming that the Company has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) and is therefore in full compliance with all applicable Nasdaq Capital Market listing requirements.

As a result, the previously scheduled hearing before the Hearings Panel on February 24, 2026 has been canceled. The Company’s securities will continue to be listed and traded on the Nasdaq Capital Market without interruption.

About Digital Currency X Technology Inc.

Digital Currency X Technology Inc. (NASDAQ: DCX) is a pioneering digital asset treasury management company focused on developing innovative infrastructure for secure cryptocurrency custody and storage solutions. The Company has strategically positioned itself at the forefront of institutional digital asset adoption. The Company is executing a comprehensive digital currency strategy that includes treasury optimization, participation in decentralized finance (DeFi) ecosystems, and development of advanced custody infrastructure.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com